WHITTIER ENERGY

WHITTIER ENERGY CORPORATION

November 9, 2005

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC  20549-7010

Re:                             Whittier Energy Corporation

Forms SB-2

Filed August 9, 2005

File Nos. 333-127321 and 333-127320

Form 10K-KSB for Fiscal Year Ended December 31, 2004

Filed March 31, 2005

Form 10QSB for Fiscal Quarter Ended June 30, 2005

Filed August 15, 2005

File No. 0-30314

Dear Mr. Schwall:

Thank you for the comments included in your letter dated October 19, 2005.  On behalf of Whittier Energy Corporation (the “Company” or “Whittier”), I have reproduced each of your comments below, and have included specific responses in boldface print following each comment. We understand and acknowledge that the Division of Enforcement has access to the disclosures contained in this letter and any other information we furnish to the staff of the Division of Corporation Finance in connection with either your review of our filings or our responses to your comments on our filings.

The Company’s acquisition of RIMCO Production Company, Inc. (“RIMCO”) in June 2005 (the “Acquisition”) fundamentally changed the size, scope, and nature of our oil and gas activities. Historically, Whittier’s focus for growth was acquiring and developing producing oil and gas properties. Not only did the Acquisition increase our properties, reserves, and production, but it also added substantial undeveloped acreage and exploration and development expertise to the Company. More importantly, the Acquisition provided us with a proven team of nine prospect generating geoscientists and land men, as well as a large portfolio of identified proved and non-proved drilling opportunities. RIMCO’s growth primarily resulted from the successful discovery and development of RIMCO-generated exploration projects. The Company strategically acquired RIMCO’s prospect generation business, as well as its oil and gas properties, to provide us with a significant future growth platform through exploration. Given the high commodity price environment driving up the cost of proven properties, a team that can internally develop new sources of hydrocarbons is extremely valuable. We consider the Acquisition a transforming event for the Company, shifting Whittier from an “acquire and exploit” focus to a much larger enterprise with an emphasis on growth through drilling and exploration. As you will see below, we discussed this change in direction of the Company in our public filings, as well.

The Company believes that the full cost method of accounting more appropriately reflects the operating results of an independent oil and gas producer that expends significant amounts of capital on exploration activities in order to discover proved reserves. Accordingly, the Company believes full cost accounting is the preferred method for the post-acquisition Company. We arrived at this conclusion based on a number of considerations, including: 1) the material size of the transaction and RIMCO’s historical use of full cost accounting; 2) the composition of RIMCO’s acquired assets; 3) the nature of RIMCO’s prospect generation business and technical personnel; and 4) the Company’s anticipated exploration projects and capital expenditures subsequent to the Acquisition. We will address these factors in greater detail in our responses below.

333 Clay • Suite 1100 • Houston, Texas 77002 • (713) 850-1880 • Fax (713) 850-1879

Form 10-QSB for the Quarter Ended June 30, 2005

Note 1. General. Page 8

1.                                       We have reviewed your response to prior comment number 21 issued to you in our comment letter dated October 7, 2005.  Please address each of the following in detail.

•                  Please explain the metric that was used to determine that the RIMCO acquired oil and gas properties account for 80% of your current oil and gas properties.

Response:

The Company’s statement that RIMCO’s acquired oil and gas properties account for approximately 80% of the Company’s oil and gas properties after the acquisition was based on the ratio of capitalized costs of the relevant properties. Specifically, it was calculated by dividing the Company’s capitalized costs of RIMCO’s oil and gas assets by the pro forma net capitalized costs of the combined entity’s oil and gas properties as of March 31, 2005.

This calculation was determined as follows (in thousands):

		Amount

Ratio of Net Book Value of RIMCO’s Acquired Assets

Evaluated oil and gas properties acquired from RIMCO		$56,104
Unevaluated oil and gas properties acquired from RIMCO		$16,717

Total oil and gas properties acquired from RIMCO	A	$72,821
Whittier’s oil and gas properties as of March 31, 2005, net		$20,623

Total pro-forma oil and gas properties, net of amortization	B	$93,444

Ratio of RIMCO acquired oil and gas properties to total oil and gas properties	A / B	77.93%

The ratio of capitalized costs for RIMCO’s oil and gas properties over Whittier’s total pro forma capitalized costs was 77.9%, or approximately 80%.

•                  We note that you believe your operations subsequent to the transaction are more focused on exploration activities.  Please explain to us what you mean in greater detail.

Response:

“Acquisition & Development” vs. Exploration

Prior to the Acquisition, Whittier’s principal business strategy was the acquisition and development of proved producing properties, combined with limited investment in third-party generated exploration projects. The Company’s long-term business strategy was clearly described in its Form 10-KSB for the year ended December 31, 2003:

“Our business strategy is to rapidly grow the Company using a portfolio investment approach to our capital spending – the majority to acquire lower risk proved oil and gas properties and the remainder on moderate risk exploration and development drilling opportunities.  The Company’s focus is threefold: i) we continually review and invest in opportunities to acquire producing properties with exploitation potential; ii) we enhance our operated properties through the reduction of operating costs, well recompletions, development drilling, and low to moderate risk exploration in order to add reserves, production and cash flow; and iii) we continually screen third-party generated drilling prospects and selectively participate in those which promise impactive reserve addition opportunities.”

Whittier has a clear track record of following this strategy, spending approximately $18 million on acquisitions during the three years ended December 31, 2004, of which 91% related to proved oil and gas properties. Approximately 87% of the Company’s proved oil and gas reserves as of December 31, 2004 were the result of the proved property acquisitions made by Whittier during this three year period. In contrast, only 13% of the Company’s 2004 year-end proved reserves were the result of Whittier’s participation in third-party generated exploration projects.

RIMCO, however, has principally focused on the generation and development of exploration projects, using a technical team of geologists, geophysicists, and land professionals. RIMCO’s prospects were then partially sold to industry partners on a promoted basis, with RIMCO retaining a non-operated ownership interest. These projects were generated by RIMCO’s technical group, which included a five member geological and geophysical team and a four member land department. Approximately 64% of RIMCO’s 23.1 Bcfe of proved reserves acquired by the Company were the result of successful exploration projects generated internally by RIMCO.

The historical capital spending activity of both companies clearly reflects the contrast between the two strategies (in thousands):

	Year Ended December 31, 2004				Year Ended December 31, 2003
Oil and Gas Property Costs Incurred	Whittier	%	RIMCO	%	Whittier	%	RIMCO	%

Acquisition costs	$9,828	81%	$524	11%	$2,638	61%	$2,509	24%
Exploration and appraisal costs	$693	6%	$4,311	94%	$348	8%	$5,026	49%
Development costs	$1,560	13%	$(239)	-5%	$1,348	31%	$2,745	27%

Total costs incurred	$12,081	100%	$4,596	100%	$4,334	100%	$10,280	100%

RIMCO spent approximately $9.3 million, or 63%, of its capital expenditures budget on exploration over the two year period, compared to $1 million, or 6%, by Whittier.

Future Exploration and Development Activities

Apart from RIMCO’s proved properties, the Acquisition included 11 undeveloped prospects, over 9,000 acres of net undeveloped (non-proved) acres, three 3-D workstations, and approximately 2,900 square miles of 3-D seismic data. At closing, we had identified 26 proved and 65 non-proved drilling locations attributable to the combined Company, broken down as follows:

Post Acquisition Planned Locations	Whittier	RIMCO	Total

Proved locations	3	23	26
Non-proved locations	7	58	65

Total	10	81	91

Whittier’s identified project inventory was considerably smaller than RIMCO’s and an overwhelming number of the combined entity’s exploratory locations (58 out of 65, or 89%)

are RIMCO projects. At closing, the combined Company’s estimated capital expenditures for exploration and development activities in 2005 and 2006 were as follows (in thousands):

Est 2005 - 2006 Capital Expenditures	Whittier	RIMCO	Total

Development Costs	$2,500	$7,100	$9,600
Exploration Costs	$6,600	$23,900	$30,500

Total	$9,100	$31,000	$40,100

As shown above, the Company’s exposure to exploration costs is much higher following the Acquisition. In addition, the numbers only reflect identified projects as of June 2005. RIMCO’s technical team is generating additional prospects, which will increase the number of exploration projects over time.

RIMCO’s Technical Team

The technical team that generated RIMCO’s significant prospect inventory has worked together for over eight years and has a good reputation in the industry as prospect generators. Prior to the Acquisition, Whittier did not maintain an exploration department so there was no overlap between Whittier’s in-house technical expertise and RIMCO’s. As a result, a principal objective of the Acquisition was to add RIMCO’s technical personnel to continue generating exploration prospects to provide additional internal growth opportunities for the Company. In our Form SB-2 filed on August 9, 2005, we described the exploration strategy of the combined Company as follows:

“Exploration Activities. We intend to conduct an active exploitation and exploration program to grow our proved reserves, production and cash flow, in part by leveraging the successful track record of the RIMCO exploration team to generate new oil and gas prospects in our core areas. [emphasis added] While we prefer to operate our projects, we continually review exploitation and exploration opportunities generated by industry partners. We will manage our financial and operational risks through sales of promoted interests to industry partners on a selective basis.”

Reflecting the importance of RIMCO’s technical group, the Company entered into a one-year consulting agreement with the senior geologist and senior land man (the “RIMCO Consultants”) to ensure their involvement with the Company after the Acquisition. Upon closing, the Company immediately raised the salaries of the other key technical personnel, as well. All of the individuals the Company sought to retain are still employed as of the date of this letter.

•                  Explain how your business has changed as a result of the transaction with RIMCO.  Provide us with an analysis that compares and contrasts the following for your company and RIMCO before the transaction.

•                  Composition of management and other employees or functions

Response:

The breakdown of each respective entity’s employees are as follows:

	Whittier	RIMCO	Whittier **
	6/15/2005	6/15/2005	11/1/2005

Executive Officers	3	3	3
Engineering	1	0	1
Geology & Geophysics (“G&G”)	1	5	6
Land	0	4	4
Accounting	2	8	4
Admin	1	1	2

Total	8	21	20

Total Base Compensation	$845,100	$1,705,000	$2,197,100
Base Comp - G&G/Land Staff	$110,000	$842,500	$1,131,000
% Comp - G&G/Land Staff	13%	49%	51%

**	Includes RIMCO’s former VP of Land and VP of Geology under a consulting agreement

As of the date of the Acquisition, Whittier had eight full time employees with a total annual base payroll of $845,100. Whittier’s employees included three executive officers (CEO, COO, and CFO), one operations engineer, one geologist, and three accounting and administrative personnel (assistant controller, staff accountant and administrative assistant). The Company also engaged contract field personnel to assist in running the Company’s operated, producing oil and gas properties.

The Company’s COO and operations engineer were principally responsible for running the Company’s operated properties, as well as overseeing non-operated oil and gas properties. Whittier’s COO also dedicated a significant portion of his time generating and evaluating property and corporate acquisition opportunities. The Company’s geologist’s principal duties included geological review of acquisition opportunities, evaluation of the Company’s oil and gas properties for development and exploitation opportunities, and reviewing third party generated exploration prospects.

As of June 15, 2005, RIMCO had 21 employees with a total annual base payroll of $1.7 million. RIMCO’s management and employees included three executive officers (CEO, President, and CFO), nine technical personnel and nine accounting and administrative staff. RIMCO’s technical team included a vice-president of geology, one geologist, one geophysicist, two technical assistants, a vice-president of land, a land manager, and two land staff. Accounting and administrative personnel included a controller, assistant controller, six accounting staff, and one administrative assistant. RIMCO’s technical team was located in Houston, Texas, while its accounting and corporate office was in Avon, Connecticut.

Upon completion of the Acquisition, RIMCO’s three executive officers resigned and the Company closed RIMCO’s office in Avon, Connecticut, and transitioned those operations to our headquarters in Houston, Texas. As mentioned previously, the Company also entered into a consulting contract with the RIMCO Consultants to manage the newly acquired exploration prospects and to continue generating new prospects. Under this consulting agreement, the Company retains a right of first refusal for any future prospects they generate.  RIMCO’s remaining technical staff members were retained as employees of the Company, along with one senior accountant from the Avon office who has relocated to Houston.

As of the November 1, 2005, the Company had 18 employees with a total annual base payroll of approximately $1.8 million, plus annual cash payments of approximately $428,000 payable under the terms of the Company’s consulting agreement with the two RIMCO Consultants. The Company’s employees include our three executive officers (CEO, COO, and CFO), nine technical personnel and six accounting and administrative staff. Considering the two RIMCO Consultants, the Company’s has a dedicated technical team of 11 personnel, including an operations engineer, three geologists (two employees and one consultant), one geophysicist, two technical assistants, a senior land consultant, a land manager, and two land staff. Accounting and administrative personnel include a controller, assistant controller, senior accountant, staff accountant, and two administrative assistants.

RIMCO’s former employees constitute approximately 49% of the Company’s current monthly payroll, including the monthly fee paid to the RIMCO Consultants. Exclusive of senior executive officers, 67% of the combined payroll following the Company’s acquisition of RIMCO is being paid to former RIMCO employees. The Company’s monthly payments for its technical team (i.e. geological, geophysical, and land) is approximately 51% of monthly disbursements. For comparison purposes, the Company allocated 13% of its salary disbursements as of June 15, 2005 for geology, which was principally focused on development activities.

•                  Provide us a chart that details the characteristics of oil and gas property portfolio for each of the companies that includes the following.

•                                          Status of the oil and gas properties

•                                          production

	Six Months Ended		Year Ended		Year Ended
	June 30, 2005		December 31, 2004		December 31, 2003
	Whittier	RIMCO	Whittier	RIMCO	Whittier	RIMCO
Production
Oil (Bbls)	95,282	80,718	178,303	155,999	166,510	345,559
Gas (Mcf)	522,643	943,357	794,831	1,745,966	446,760	4,414,424
Total Mcf equivalent production	1,094,335	1,427,665	1,864,649	2,681,960	1,445,820	6,487,778

•                                          proved reserves

•                                          proved developed reserve

	Year Ended		Year Ended
	December 31, 2004		December 31, 2003
	Whittier	RIMCO	Whittier	RIMCO
Total proved reserves
Oil (Bbls)	1,734,985	2,020,143	1,462,770	3,145,102
Gas (Mmcf)	5,559,030	10,954,323	2,988,550	16,399,151
Total Mcf equivalent reserves	15,968,940	23,075,181	11,765,170	35,269,763

Total proved developed reserves
Oil (Bbls)	1,603,964	1,278,398	1,462,770	1,924,820
Gas (Mmcf)	4,094,890	8,805,968	2,676,060	12,197,723
Total Mcf equivalent reserves	13,718,674	16,476,356	11,452,680	23,746,643
% of total proved reserves	86%	71%	97%	67%

•                                          exploration acreage

	Year Ended
	December 31, 2004
	Whittier	RIMCO
Total developed acreage
Gross	38,733	28,854
Net	8,087	6,248

Total undeveloped acreage
Gross	18,002	32,945
Net	3,175	10,946

Total acreage
Gross	56,735	61,799
Net	11,262	17,194
% net undeveloped	28%	64%

•                                          Location

Response:

RIMCO’s oil and gas properties are 100% non-operated, domestic U.S. properties located in the Gulf Coast, the Permian Basin, and South Texas. Whittier’s operated oil and gas properties are located in the Gulf Coast and South Texas. Our non-operated properties are located in Texas, Oklahoma, Wyoming, and California.

•                                          Expected potential

Response:

At the close of the Acquisition, Whittier’s properties had low to moderate upside potential with 13% proved undeveloped reserves and a limited number of identified future non-proved drilling opportunities. RIMCO, however, had higher development potential for its proved reserves (29% proved undeveloped reserves), an extensive inventory of 58 probable, possible, and 3-D supported drilling locations, and a technical team with the capability to continue generating grass roots exploration projects.

•                  Composition of the equity and/or debt holders of the entities before and after the transaction.

Response:

Prior to the Acquisition, RIMCO’s stockholders consisted of private institutions, individuals, and various RIMCO officers, directors and employees. Whittier acquired 100% of RIMCO’s outstanding common stock for cash. We are not aware of any former RIMCO stockholders that own Whittier common stock or otherwise hold a beneficial ownership position in Whittier equal to or greater than 5%.

Prior to the Acquisition, Whittier was a closely held public company, with affiliated Whittier shareholders (Whittier Holdings, Inc. and Whittier Ventures LLC), along with certain officers and directors, beneficially owning approximately 70% of Whittier’s outstanding common stock.

To finance the Acquisition, Whittier raised approximately $50 million through the issuance of Series A Preferred stock, which is convertible into the Company’s common stock. The Series A Preferred stock was sold to approximately 115 accredited investors, including various financial institutions, high-net worth individuals, and certain affiliates of the Company. Although Whittier Ventures and certain officers and directors participated in the offering, the combined beneficial ownership of the Company’s former control group (i.e. Whittier Holdings, Inc., Whittier Ventures, and our officers and directors) was reduced from approximately 70% to 33%. Two new affiliated investors now beneficially own a combined 21.5% of the Company’s common stock, with the remainder being broadly held.

As of June 15, 2005, RIMCO had a $1 million note outstanding with a financial institution, which was paid off by Whittier at closing. Prior to the Acquisition, Whittier had approximately $8.4 million outstanding from a $15 million revolving credit facility with Compass Bank. The Company also had a $1.8 million subordinated note outstanding, which was convertible into the Company’s common stock at $6 per share. As part of the Acquisition, the Company refinanced its existing revolving credit facility with a new $75 million revolving credit facility with BNP Paribas and Compass Bank, of which $20 million in principal was borrowed by the Company at closing. The new credit facility had an available borrowing base of $30.5 million at closing.

•                  Any other factors that you relied on to support your conclusion to change your oil and gas accounting method from successful efforts to the full cost method.

Response:

The Company believes that its conversion to full cost accounting more appropriately reflects the Company’s financial performance and operational results as a result of the Acquisition, and will consequently enhance the Company’s overall transparency and peer group comparability in the marketplace.. The oil and gas extraction business is very capital intensive, so the ability to access equity markets is fundamental for a growing exploration and production company. In our opinion, a company with a significant exploration focus that utilizes the successful efforts method of accounting could be at a disadvantage when compared to competing exploration companies that use full cost accounting. Some of our peers utilizing full cost include Brigham Exploration Company, Edge Petroleum Corporation, Petrohawk Energy Corporation, Carrizo Oil & Gas, Inc., Parallel Petroleum Corporation, Callon Petroleum Company, KCS Energy, Inc., Spinnaker Exploration Company, The Meridian Resources Corporation, Cimarex Energy Company, Harvest Natural Resources, Inc., Gulfport Energy Corporation, American Oil & Gas, Inc., Abraxas Petroleum Corporation, and Harken Energy Corporation.

After careful consideration of the various factors described above, Whittier’s management and directors concluded that the full cost method of accounting was preferable for the post-Acquisition Company. Furthermore, Whittier’s independent accountants conducted a thorough analysis of the impact of the Acquisition and also agreed with our conclusion that full cost was the preferable method going forward in the event the Acquisition was consummated. We believe that the Acquisition has transformed the nature of our operations in a fundamental way, shifting the Company’s focus from the acquisition and development of producing properties to an exploration and production company that generates its own exploration projects.

While we believe that the facts presented in this letter support our change to full cost accounting, we would appreciate the opportunity to discuss any additional questions or comments you may have regarding this matter. Please do not hesitate to call me at any time at (713) 850-1903.

Sincerely,

/s/ Michael B. Young

Michael B. Young

Chief Financial Officer